SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                            FIRSTFED AMERICA BANCORP
--------------------------------------------------------------------------------


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  00001093362
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  VINCENT A. SMYTH, 2001 SAILFISH POINT BLVD., STUART FL 34996 (772) 225-5425
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 12, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.                              13D                     Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        VINCENT A. SMYTH                        ###-##-####


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                 PERSONAL FUNDS


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          485,018 WITH MARY E. SMYTH
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    485,018
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                              13D                   Page 3  of 4  Pages

Item 1.                    SECURITY AND ISSUER

         This statement relates to the shares ("Shares") of common stock, $.10 par value ("common stock") of FirstFed America Bancorp, Inc. ("Issuer"). The principal executive offices of the Issuer are located at One FirstFed Park, Swan Sea, Massachusetts 02722.


Item 2.                    IDENTITY AND BACKGROUND

         (a)      Name: Vincent A. Smyth and Mary E. Smyth (the "Reporting
                  Persons").

         (b)      The principal business addresses of the Reporting Persons are:
                  Vincent A. Smyth and Mary E. Smyth - 2001 Sailfish Point Blvd., Stuart, Florida 34996.

         (c)      The present principal businesses of the Reporting Persons are:
                  Vincent A. Smyth and Mary E. Smyth - 2001 Sailfish Point Blvd., Stuart, Florida 34996, attorney and housewife, respectively.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Persons are citizens of: Vincent A. Smyth and Mary E. Smyth - USA

Item 3.                    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The funds for this purchase were acquired from the personal funds of Vincent A. Smyth and Mary E. Smyth.

Item 4.                    PURPOSES OF TRANSACTION

         The acquisitions of Common Stock to which this statement relates have been made for the purposes of investment.

Item 5.                    INTEREST IN SECURITIES OF THE ISSUER

         Vincent A. Smyth and Mary E. Smyth, his wife, are the beneficial owner of 485,018 shares of the Issuer's common stock (Representing 6% of the issued and outstanding common stock). Of these 485,018 shares, Vincent A. Smyth and Mary E. Smyth have shared voting and dispositive power over the 485,018 shares.

         During the last 60 days the following shares were acquired by the Reporting Persons:

         Vincent A. Smyth and Mary E. Smyth, his wife - 1,000 at $29.46 on May 15, 2003; 1,300 at $29.75 on May 19, 2003; 8,400 at $29.83 on May 20, 2003;
10,000 at $29.81 on May 21, 2003; 5,000 at $29.77 on May 22, 2003; 4,100 at
$29.89 on May 23, 2003; 4,600 at $30.05 on May 27, 2003; 3,200 at $31.15 on June
6, 2003; 1,000 at $31.38 on June 9, 2003; 700 at $31.04 on June 10, 2003; 6,200
at $30.94 on June 11, 2003; 1,000 at $31.29 on June 12, 2003.


Item 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                 ISSUER.

         There is no contract between the Reporting Persons or any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any security, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees or profits, division of profit or losses, or the giving or holding of proxies, except as described herein.

Item 7.                    MATERIAL TO BE FILED AS EXHIBITS.

         None.

CUSIP No.                              13D                   Page 4  of 4  Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        ----------------------------------------
                                                         (Date)

                                                 /S/ VINCENT A. SMYTH
                                        ----------------------------------------
                                                       (Signature)


                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).